Exhibit 99.1

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.

Grand Island, Nebraska

As Of:

August 23, 2005

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE
1	Statements of Financial Condition - At June 30, 2004 and March 31, 2005	74
2	Statements of Financial Condition - At June 30, 2000 through 2003	75
3	Statements of Income for the Year Ended June 30, 2004 and For the Nine Months Ended March 31, 2004 and 2005	76
4	Statements of Operations - For the Years Ended June 30, 2000 through 2003	77
5	Selected Financial Information	78
6	Income and Expense Trends	79
7	Normalized Earnings Trend	80
8	Performance Indicators	81
9	Volume/Rate Analysis	82
10	Yield and Cost Trends	83
11	Net Portfolio Value	84
12	Loan Portfolio Composition	85
13	Loan Maturity Schedule	86
14	Loan Originations and Purchases	87
15	Delinquent Loans	88
16	Nonperforming Assets	89
17	Classified Assets	90
18	Allowance for Loan Losses	91
19	Investment Portfolio Composition	92
20	Mix of Deposits	93
21	Certificates of Deposit by Rate and Maturity	94
22	Deposit Activity	95
23	Borrowed Funds	96
24	Offices of Equitable Federal Savings Bank	97
25	Management of the Bank	98
26	Key Demographic Data and Trends	99
27	Key Housing Data	100
28	Major Sources of Employment	101
29	Unemployment Rates	102
30	Market Share of Deposits	103
31	National Interest Rates by Quarter	104
32	Thrift Stock Prices and Pricing Ratios	105
33	Key Financial Data and Ratios	113
34	Recently Converted Thrift Institutions	121
35	Acquisitions and Pending Acquisitions	123

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
36	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	124
37	Key Financial Data and Ratios - Mutual Holding Companies	126
38	Balance Sheets Parameters - Comparable Group Selection	128
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	131
40	Balance Sheet Ratios Final Comparable Group	135
41	Operating Performance and Asset Quality Ratios Final Comparable Group	136
42	Balance Sheet Totals - Final Comparable Group	137
43	Balance Sheet - Asset Composition Most Recent Quarter	138
44	Balance Sheet - Liability and Equity Most Recent Quarter	139
45	Income and Expense Comparison Trailing Four Quarters	140
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	141
47	Yields, Costs and Earnings Ratios Trailing Four Quarters	142
48	Dividends, Reserves and Supplemental Data	143
49	Valuation Analysis and Conclusions	144
50	Market Pricings and Financial Ratios - Stock Prices Comparable Group	145
51	Pro Forma Minimum Valuation	146
52	Pro Forma Mid-Point Valuation	147
53	Pro Forma Maximum Valuation	148
54	Pro Forma Superrange Valuation	149
55	Summary of Valuation Premium or Discount	150

ALPHABETICAL EXHIBITS		PAGE
A	Background and Qualifications	151
B	RB 20 Certification	154
C	Affidavit of Independence	155

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report Update (“Update”) to provide the pro forma market value of the to-be-issued common stock of Equitable Financial Corp., a Delaware corporation, formed as a mid-tier holding company to own all of the common stock of Equitable Federal Savings Bank (“Equitable Federal” or the “Bank”), Grand Island, Nebraska. The Corporation will be majority owned by Equitable Financial, MHC, a federally-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by Equitable Financial, MHC, which will own 55.0 percent of the Corporation. The Corporation will sell 43.1 percent of the appraised value of the Corporation as determined in this Update in a minority stock offering and 1.9 percent of the appraised value will be held by Equitable Bank Charitable Foundation.

The Application is being filed with the Office of Thrift Supervision (“OTS”) of the Department of the Treasury and the Securities and Exchange Commission (“SEC”). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank’s management and the Bank’s conversion counsel, Muldoon, Murphy and Aguggia, LLP, Washington, D.C.

This conversion appraisal update was prepared based on the guidelines provided by OTS entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization”, in accordance with the OTS application requirements of Regulation §563b and the OTS’s Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Update provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended June 30, 2001 through 2005, and discussed them with Equitable Federal’s management and with Equitable Federal’s independent auditors, Crowe Chizek, Oak Brook, Illinois. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation’s preliminary Form SB-2 and the Bank’s preliminary Form MHC and discussed them with management and with the Bank’s conversion counsel.

To gain insight into the Bank’s local market condition, we have visited Equitable Federal’s main office and branch office in Grand Island and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank’s primary market area relative to Nebraska and the United States. We have also examined the competitive market within which Equitable Federal operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Equitable Federal to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF EQUITABLE FEDERAL

GENERAL

Equitable Federal was organized in 1882 as a state-chartered mutual savings and loan. The Bank converted to a federal thrift in 1934 after operating for over fifty-two years as a state chartered savings and loan and changed its name to Equitable Federal Savings and Loan Association and then later to Equitable Federal Savings Bank. The Bank plans to convert to a federally chartered stock savings bank as part of its formation of a mutual holding company. The Bank has also filed for approval to form a mid-tier stock holding company with the name Equitable Financial Corp., which will own all of the stock of the Bank. The Bank’s planned mutual holding company, Equitable Financial, MHC, will own 55.0 percent of Equitable Financial Corp. with 43.1 percent to be sold in a public offering and 1.9 percent of the stock to be held by Equitable Bank Charitable Foundation.

Equitable Federal conducts its business from its main office and a branch in Grand Island, Nebraska. The Bank also has a separate drive-up facility and a retail investment office in Grand Island. The Bank has loan production offices in North Platte and Omaha. The Bank’s primary market area is focused on Hall County, with Grand Island representing the county seat.

Equitable Federal’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) in the Savings Association Insurance Fund (“SAIF”). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the “FRB”). Equitable Federal is a member of the Federal Home Loan Bank (the “FHLB”) of Topeka and is regulated by the OTS and by the FDIC. As of June 30, 2005, Equitable Federal had assets of $145,372,000, deposits of $96,788,000 and equity of $14,363,000.

Equitable Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Equitable Federal has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, excluding construction loans, which represented 69.1 percent of its loan originations during the fiscal year ended June

General (cont.)

30, 2004. One- to four-family loan originations, excluding construction loans represented a lesser 47.1 percent of loan originations during the year ended June 30, 2005. At June 30, 2005, 64.1 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction and home equity loans, compared to a larger 65.3 percent at June 30, 2003, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, consumer loans, and home equity lines of credit. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $12.6 million, or a moderate 8.7 percent of its assets, excluding FHLB stock which totaled $2.0 million or 1.4 percent of assets at June 30, 2005.

The Bank also had $3.5 million of its assets in mortgage-backed and related securities representing 2.4 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank’s lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $10.78 million or 1,077,500 shares at $10 per share based on the midpoint of the appraised value of $25.0 million, representing 43.1 percent of the total value. The net conversion proceeds will be $10.0 million, reflecting conversion expenses of approximately $774,000. The actual cash proceeds to the Bank of $5.0 million will represent 50 percent of the net conversion proceeds. The ESOP will represent 8.71 percent of the gross shares issued in the minority offering, or 98,000 shares at $10 per share, representing $980,000. This represents 3.92 percent of the total value. The Bank’s net proceeds will be used to fund new loans, to open new branches and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short-

General (cont.)

and intermediate-term government or federal agency securities or to invest in short-term deposits and can use the proceeds to pay dividends and buy back shares of common stock in the future.

The Bank has experienced a modest deposit decrease since June 30, 2003, with deposits decreasing 5.6 percent from June 30, 2003 to June 30, 2004. From June 30, 2004, to June 30, 2005, deposits then decreased by 1.2 percent compared to a decrease of 5.6 percent decrease in fiscal 2004.

The Bank has focused on increasing its loan activity during the past year following strong refinancing activity, on monitoring its net interest margin and earnings and on increasing its average equity to assets ratio. Equity to assets increased from 9.34 percent of assets at June 30, 2003, to 9.67 percent at June 30, 2004, due to the Bank’s modest decrease in assets combined with modest earnings and then increased to 9.88 percent at June 30, 2005, due to modest earnings and a stable asset base.

The primary lending strategy of Equitable Federal has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, the origination of multi-family loans, the origination of commercial real estate loans, and the origination of consumer and home equity loans.

The Bank’s share of one- to four-family mortgage loans has decreased modestly, from 65.3 percent of gross loans at June 30, 2003, to 64.1 percent as of June 30, 2005. Multi-family loans decreased from 7.0 percent of loans to 6.7 percent from June 30, 2003, to June 30, 2005, while construction loans increased from 0.4 percent to 1.5 percent during the same time period. Commercial real estate loans decreased from 15.3 percent to 13.7 percent from June 30, 2003, to June 30, 2005. All types of real estate loans as a group decreased modestly from 87.6 percent of gross loans at June 30, 2003, to 84.7 percent at June 30, 2005. The decrease in real estate loans was offset by the Bank’s increase in commercial business loans, construction loans, consumer loans including home equity loans, and consumer loans. The Bank’s share of

General (cont.)

consumer, construction and commercial loans witnessed an increase in their share of loans from 12.4 percent at June 30, 2003, to 15.3 percent at June 30, 2005, and the dollar amount of these loans increased from $14.5 million to $18.8 million.

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances and also in recognition of the Bank’s rising balance of higher risk loans. At June 30, 2003, Equitable Federal had $1,073,000 in its loan loss allowance or 0.92 percent of gross loans, and 107.9 percent of nonperforming loans with the allowance decreasing to $786,000 and representing a lower 0.64 percent of gross loans but a higher 412.85 percent of nonperforming loans at June 30, 2005.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a rising emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank’s net interest margin without undertaking excessive credit risk combined with controlling the Bank’s interest risk position and striving to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Equitable Federal at year end June 30, 2000 through June 30, 2005 is shown in Exhibits 1 and 2, and the earnings performance of Equitable Federal for the fiscal years 2001 through 2005 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at June 30, 2003, 2004 and 2005. Equitable Federal has focused on growing its loan portfolio, decreasing its investment securities, and growing retail deposits from 2001 through 2005. The most recent impact of these trends, recognizing the change in interest rates, was a decrease in assets, investments and deposits from June 30, 2004, through June 30, 2005.

With regard to the Bank’s recent financial condition, Equitable Federal has experienced a modest decrease in assets from June 30, 2003, through June 30, 2005, with a larger decrease in deposits and a slight increase in the dollar amount of equity over the past year.

The Bank witnessed a decrease in assets of $1.9 million or 1.3 percent for the period of June 30, 2003, to June 30, 2004. For the year ended June 30, 2005, assets decreased $217,000 or 0.1 percent. Over the past four fiscal periods, the Bank experienced its largest dollar rise in assets of $14.9 million in fiscal year 2002, which represented a moderate 11.7 percent increase in assets funded primarily by a rise in FHLB advances of $12.2 million. This increase in assets was succeeded by a $5.8 million or 4.1 percent increase in assets in fiscal year 2003 and a $1.8 million decrease or 1.2 percent in 2004.

Equitable Federal’s loan portfolio, which includes mortgage loans and non-mortgage loans, increased from $116.1 million at June 30, 2000, to $118.5 million at June 30, 2004, and represented a total increase of $2.4 million, or 2.1 percent. The average annual decrease during that period was 4.4 percent. For the year ended June 30, 2005, loans increased $3.1 million or 2.6 percent to $121.7 million.

Equitable Federal has obtained funds through deposits and through the use of FHLB advances. The Bank’s competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $10.4

Performance Overview (cont.)

million or 14.1 percent from 2000 to 2004, with an average annual rate of increase of 3.5 percent. For the year ended June 30, 2005, deposits decreased by $1.2 million or 1.2 percent. The Bank’s largest fiscal year deposit growth was in 2003, when deposits increased $5.5 million or a moderate 5.6 percent.

The Bank witnessed a decrease in its dollar equity in 2002 and 2003 and experienced increases in equity in 2001 and 2004 with the decreases due to an adjustment to available-for-sale securities in 2003 and an adjustment to appreciation in 2002. Equity also increased in the year ended June 30, 2005. At June 30, 2000, the Bank had equity of $13.9 million, representing an 11.01 percent equity to assets ratio and then increased to $14.2 million at June 30, 2004, representing a lower 9.74 percent equity to assets ratio due to the Bank’s growth in assets and unrealized losses on securities. At June 30, 2005, equity was a higher $14.4 million and a higher 9.88 percent of assets due to the Bank’s decrease in assets.

The overall increase in the equity to assets ratio from June 30, 2000 to June 30, 2004, was the result of the Bank’s combination of overall earnings performance impacted by the Bank’s growth in assets and equity adjustments. The dollar amount of equity increased $268,000 or 1.9 percent from June 30, 2000, to June 30, 2004, representing an average annual increase of 0.5 percent and then increased 2.1 percent from June 30, 2004, through June 30, 2005.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Equitable Federal. This table provides key income and expense figures in dollars for the fiscal years of 2003, 2004 and 2005.

Equitable Federal witnessed a moderate decrease in its dollar amount of interest income from fiscal 2003 to fiscal 2004. Interest income was $8.47 million in 2003 and a lesser $7.84 million in 2004. Interest income then decreased slightly in the year ended June 30, 2005, to $7.70 million.

The Bank’s interest expense experienced a decrease from fiscal year 2003 to 2004. Interest expense decreased from $4.59 million in 2003 to $3.90 million in 2004, representing a decrease of $687,000 or 15.0 percent. Interest income decreased a lesser $624,000. Such decrease in interest income in 2004 notwithstanding the greater decrease in interest expense, resulted in a dollar increase in annual net interest income of $63,000 or 1.6 percent for the fiscal year ended June 30, 2004, and a modest increase in net interest margin. In the year ended June 30, 2005, interest expense decreased a lower level than interest income, resulting in a decrease in net interest income and a decrease in net interest margin.

The Bank has made provisions for loan losses in two of the past three fiscal years of 2003 through 2005 and recognized a credit in the one year. The amounts of those provisions and credit were determined in recognition of the Bank’s nonperforming assets, charge-offs, repossessed assets, and industry norms. The loan loss provisions were $554,000 in 2003, and $118,000 in 2005, with a credit of $296,000 in 2004. The impact of these loan loss provisions and the credit has been to provide Equitable Federal with a general valuation allowance of $786,000 at June 30, 2005, or 0.64 percent of gross loans and 412.85 percent of nonperforming assets.

Total other income or noninterest income indicated a decrease from fiscal year 2003 to 2004. Noninterest income was $981,000 in fiscal year 2003 or 0.67 percent of assets, including

Income and Expense (cont.)

$106,000 in gains on the sale of investments. In the year ended June 30, 2004, noninterest income was a lesser $399,000 or 0.27 percent of assets, including $225,000 in losses on the sale of investments. In the year ended June 30, 2005, noninterest income was $972,000, representing 0.67 percent of assets on an annualized basis with no gains or losses on the sale of investments. Noninterest income consists primarily of service charges and loan fees, brokerage fees other income and gains on the sale of loans and investments.

The Bank’s general and administrative expenses or noninterest expenses increased from $4.05 million for the fiscal year of 2003 to $4.24 million for the fiscal year ended June 30, 2004, representing an increase of 4.7 percent and then increased to $4.39 million for the year ended June 30, 2005. On a percent of average assets basis, operating expenses increased from 2.74 percent of average assets for the fiscal year ended June 30, 2003, to 2.86 percent for the fiscal year ended June 30, 2004, and then to 3.03 percent for the year ended June 30, 2005.

The net earnings position of Equitable Federal has indicated some volatility in 2003 and 2004, and in the year ended June 30, 2005. The annual net income figures for the fiscal years of 2003 and 2004 were $222,000 and $311,000, respectively, representing returns on average assets of 0.15 percent and 0.21 percent for fiscal years 2003 and 2004, respectively. For the year ended June 30, 2005, earnings were a lesser $283,000, representing a return on average assets of 0.20 percent.

Exhibit 7 provides the Bank’s normalized earnings or core earnings for the twelve months ended June 30, 2005. The Bank’s normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to earnings, resulting in earnings for the year ended June 30, 2005 of $23,000.

Income and Expense (cont.)

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank’s return on assets increased from 0.15 percent in 2003, to 0.21 percent in fiscal year 2004. The return on assets then decreased to 0.20 percent for the year ended June 30, 2005.

The Bank’s net interest rate spread increased from 2.44 percent in 2003 to 2.55 percent in 2004 and then decreased to 2.44 percent for the year ended June 30, 2005. The Bank’s net interest margin indicated a rising trend, increasing from 2.73 percent in 2003 to 2.79 percent in 2004 and then decreased to 2.76 percent for the year ended June 30, 2005. Equitable Federal’s net interest rate spread increased 11 basis points from 2003 to 2004 and then decreased 11 basis points in the year ended June 30, 2005. The Bank’s net interest margin followed a more positive trend, rising 6 basis points from 2003 to 2004 and then decreased 3 basis points for the months ended June 30, 2005.

The Bank’s return on average equity increased from 2003 to 2004. The return on average equity increased from 1.60 percent in 2003 to 2.25 percent in fiscal year 2004, and then decreased to 1.98 percent for the year ended June 30, 2005.

Equitable Federal’s ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 109.15 percent at June 30, 2003, to 108.70 percent at June 30, 2004, and then increased to 111.66 percent at June 30, 2005. The Bank’s increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank’s increase in its equity ratio.

The Bank’s ratio of noninterest expenses to average assets increased from 2.74 percent in fiscal year 2003 to 2.86 percent in fiscal year 2004 and then to 2.93 percent for the year ended June 30, 2005. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as

Income and Expense (cont.)

the “efficiency ratio.” The industry norm is 58.5 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 85.27 percent in 2003 to 92.94 percent in 2004, then increased to 96.90 percent in the year ended June 30, 2005.

Earnings performance can be affected by an institution’s asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. Equitable Federal witnessed a decrease in its nonperforming loans ratio from 2003 to 2004, which continued to decrease in the year ended June 30, 2005, and the ratio is well below the industry norm. Nonperforming loans consist of loans delinquent 90 days or more and nonaccruing loans. Equitable Federal’s nonperforming loans consisted of nonaccrual loans. The ratio of nonperforming loans to total loans was 0.16 percent at June 30, 2005, decreasing from 0.34 percent at June 30, 2004, and from 0.85 percent at June 30, 2003.

Two other indicators of asset quality are the Bank’s ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank’s allowance for loan losses was 0.92 percent of loans at June 30, 2003, and decreased to 0.63 percent at June 30, 2004, then wasat 0.64 percent of loans at June 30, 2005. As a percentage of nonperforming loans, Equitable Federal’s allowance for loan losses to nonperforming loans was 107.86 percent at June 30, 2003, and a higher 183.47 percent at June 30, 2004, and was a much higher 412.85 percent at June 30, 2005.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2004 and for the year ended June 30, 2005. In fiscal year 2004, net interest income increased $62,000, due to a decrease in interest expense of $686,000 reduced by a $624,000 decrease in interest income. The decrease in interest income was due to a decrease due to rate of $758,000, reduced by an increase due to volume of $134,000. The decrease in interest expense was due to a $701,000 decrease due to rate, reduced by an $15,000 increase due to volume.

Income and Expense (cont.)

For the year ended June 30, 2005, net interest income decreased $47,000 due to a decrease in interest Income of $145,000, reduced by a decrease in interest expense of $98,000. The decrease in interest income was due to a $193,000 decrease due to rate reduced by a $48,000 increase due to volume. The decrease in interest expense was the result of a decrease due to volume of $121,000 reduced by an increase due to rate of $23,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2003, 2004 and 2005, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Equitable Federal’s weighted average yield on its loan portfolio decreased 53 basis points from fiscal year 2003 to 2004, from 6.49 percent to 5.96 percent and then decreased 18 basis points to 5.78 percent for the year ended June 30, 2005, and then increased 41 basis points to 6.19 percent at June 30, 2005. The yield on investment securities decreased 59 basis points from 3.92 percent in 2003 to 3.33 percent in fiscal year 2004, and then increased to 3.51 percent for the year ended June 30, 2005, and then increased 17 basis points to 3.68 percent at June 30, 2005. The combined weighted average yield on all interest-earning assets decreased 43 basis points to 5.55 percent from fiscal year 2003 to 2004, then decreased 9 basis points to 5.46 percent for the year ended June 30, 2005, and increased another 40 basis points to 5.86 percent at June 30, 2005.

Equitable Federal’s weighted average cost of interest-bearing liabilities decreased 52 basis points to 3.01 percent from fiscal year 2003 to 2004, which was greater than the Bank’s 43 basis point decrease in yield, resulting in an increase in the Bank’s net interest rate spread of 11 basis points from 2.44 percent to 2.55 percent from 2003 to 2004. Then the Bank’s interest rate spread decreased 11 basis points to 2.44 percent for the year ended June 30, 2005, and then increased

Yields and Costs (cont.)

17 basis points to 3.19 percent at June 30, 2005. The Bank’s net interest margin increased from 2.73 percent in fiscal year 2003 to 2.79 percent in fiscal year 2004, representing an increase of 6 basis points. Then the Bank’s net interest margin decreased 3 basis points to 2.76 percent for the year ended June 30, 2005.

INTEREST RATE SENSITIVITY

Equitable Federal has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by maintaining a moderate share of adjustable-rate residential mortgage loans, short term construction loans and adjustable-rate home equity loans, commercial real estate and multi family loans to offset its moderate share of fixed-rate residential mortgage loans. Equitable Federal recognizes the thrift industry’s historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution’s “gap.” The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution’s net interest margin and overall earnings performance. Equitable Federal has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate loans.

The Bank measures its interest rate risk through the use of its net portfolio value (“NPV”) of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank’s NPV to asset ratio, the dollar change in NPV, and the change in the

Interest Rate Sensitivity (cont.)

NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank’s NPV levels and ratios as of June 30, 2005, based on the OTS’s calculations and the changes in the Bank’s NPV levels under rising and declining interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank’s change in its NPV level at March 31, 2005, based on the most recent information available, based on a rise in interest rates of 100 basis points was a 14.0 percent decrease, representing a dollar decrease in equity value of $2,493,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank’s NPV level was estimated to increase 9.0 percent or $1,535,000 at March 31, 2005. The Bank’s exposure increases to a 30.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $5,336,000. The Bank’s exposure is a 9.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar decrease of $1,646,000.

The Bank’s post shock NPV ratio at June 30, 2005, based on a 200 basis point rise in interest rates is 10.37 percent and indicates a 164 basis point decrease from its 12.02 percent based on no change in interest rates.

The Bank is aware of its moderate interest rate risk exposure under rapidly rising rates and falling rates. Due to Equitable Federal’s recognition of the need to control its interest rates exposure, the Bank has been a more active originator of adjustable-rate residential mortgage and

Interest Rate Sensitivity (cont.)

home equity loans and adjustable-rate commercial real estate and multi-family loans and plans to continue this lending strategy but with a continued activity in fixed-rate residential mortgage loans. The Bank will also continue to focus on strengthening its NPV ratio, recognizing the planned minority stock offering will increase the Bank’s NPV ratio, based on any change in interest rates.

LENDING ACTIVITIES

Equitable Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including land loans, construction loans, home equity loans, multi-family loans, commercial loans and consumer loans. Exhibit 12 provides a summary of Equitable Federal’s loan portfolio, by loan type, at June 30, 2003, 2004 and 2005.

The primary loan type for Equitable Federal has been residential loans secured by one- to four-family dwellings, representing 64.1 percent of the Bank’s gross loans as of June 30, 2005. This share of loans has seen a modest decrease from 65.3 percent at June 30, 2003. The second largest real estate loan type as of June 30, 2005, was commercial real estate which comprised a relatively strong 13.7 percent of gross loans compared to 15.3 percent as of June 30, 2003. The third key real estate loan type was multi-family loans, which represented 6.9 percent of gross loans as of June 30, 2005, compared to a higher 7.0 percent at June 30, 2003. The fourth key real estate loan type was construction loans, which represented 1.5 percent of gross loans as of June 30, 2005, compared to a lesser 0.4 percent at June 30, 2003. These four real estate loan categories represented a strong 84.7 percent of gross loans at June 30, 2005, compared to a larger 87.6 percent of gross loans at June 30, 2003.

Lending Activities (cont.)

Commercial business loans represent a smaller size loan category for Equitable Federal. Commercial business loans totaled $4.0 million and represented 3.2 percent of gross loans at June 30, 2005, compared to a lesser 2.1 percent at June 30, 2003.

The consumer loan category was the other loan category at June 30, 2005, and represented a moderate 10.6 percent of gross loans compared to 9.9 percent at June 30, 2003. Consumer loans were the third largest overall loan type at June 30, 2005, and were also the third largest loan category at June 30, 2003. The Bank’s consumer loans include automobile loans, savings account loans, home equity loans and secured and unsecured personal loans. The overall mix of loans has witnessed modest changes from fiscal year-end 2003 to June 30, 2005, with the Bank having increased its shares of consumer loans, commercial business loans and construction loans to offset its decreases in one- to four-family loans, nonresidential loans and multi-family loans.

The emphasis of Equitable Federal’s lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Equitable Federal’s primary market area of Hall County. At June 30, 2005, 64.1 percent of Equitable Federal’s gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, (“ARMs”) with adjustment periods of one year, three years, five years and ten years, and also offers balloon loans with terms of five to twenty years. The interest rates on ARMs are indexed to the one-year U.S. Treasury constant maturities index. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 5.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the one-year constant maturities index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 15 to 20 years with a maximum term of 30 years and actual terms of 15, 20 or 30 years.

Lending Activities (cont.)

The Bank’s one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain “due on sale” clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank’s other key mortgage loan product is a fixed-rate mortgage loan with a small share of Equitable Federal’s new fixed-rate mortgage loans normally sold in the secondary market. The Bank normally retains most of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Equitable Federal, even though the Bank is permitted to make loans up to a 97.0 percent loan-to-value ratio. While the Bank does occasionally make loans even up to 103.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Equitable Federal has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $25.1 million in commercial real estate and multi-family combined loans at June 30, 2005, or 20.6 percent of gross loans, compared to a larger $26.1 million or 22.3 percent of gross loans at June 30, 2003.

The major portion of commercial real estate and multi-family loans are secured by condominiums, apartment buildings, land used for agricultural purposes, small retail establishments, office buildings and other owner-occupied properties used for business. Most

Lending Activities (cont.)

of the multi-family and commercial real estate loans are fully amortizing with a term of up to 20 years for adjustable-rate loans with one-year, three-year, five-year and ten-year adjustment periods. These loans have a maximum rate adjustment of 2.0 percent per adjustment period and 5.0 percent for the life of the loan. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of residential projects. The Bank makes construction loans for commercial development projects for apartment buildings, restaurants, motels, shopping centers and owner-occupied properties used for businesses. The Bank had $1.9 million or 1.5 percent of gross loans in construction loans at June 30, 2005. Construction loans normally have a term of six months for the construction period for residential properties and twelve months for commercial properties with a fixed interest rate for the term of the loan and a loan-to-value ratio of no more than 80.0 percent for single-family construction loans and 75.0 percent for commercial construction loans.

Equitable Federal is an originator of commercial business loans collateralized by industrial machinery and equipment, livestock, farm machinery, accounts receivable and inventory. Commercial loans totaled $4.0 million at June 30, 2005, and represented 3.2 percent of loans. The Bank originates both fixed and adjustable-rate loans with terms of up to seven years. Fixed-rate loans normally have a term of one year. Adjustable-rate loan rates are tied to The Wall Street Journal prime rate and adjust monthly.

Equitable Federal is an originator of consumer loans, including home equity loans, with these loans totaling $11.0 million at June 30, 2005, and representing 9.0 percent of gross loans and 85.3 percent of consumer loans. Home equity lines of credit have adjustable rates tied to the prime rate as published in The Wall Street Journal. These loans have a maximum combined loan-to-value ratio of 100.0 percent of the personal property and have terms of up to 15 years. Consumer loans also include automobile and recreational vehicle loans, share loans, and secured and unsecured personal loans.

Lending Activities (cont.)

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Equitable Federal’s fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At June 30, 2005, 19.4 percent of the Bank’s loans due after June 30, 2005, were adjustable-rate and 80.6 percent were fixed-rate. At June 30,2005, the Bank had a modest 6.4 percent of its loans due in one year or less, with 21.3 percent due by June 30, 2010, or in one to five years.

As indicated in Exhibit 14, Equitable Federal experienced a noticeable decrease in its one-to four-family loan originations and total loan originations from fiscal year 2003 to 2004, which then indicated an increase in the year ended June 30, 2005. Total loan originations in fiscal year 2003 were $61.1 million compared to a lesser $51.8 million in fiscal year 2004, reflective of a lower balance of one- to four-family loans originated, decreasing from $45.7 million to $35.8 million. The decrease in one- to four-family real estate loan originations from 2003 to 2004 of $9.9 million represented 106.5 percent of the $9.3 million aggregate decrease in total loan originations from 2003 to 2004, with commercial real estate and multi-family loans decreasing $20,000 and representing 0.2 percent of the total decrease in loan originations. Construction loans decreased $163,000 from 2003 to 2004, and consumer loans originated increased $790,000.

In the year ended June 30, 2005, total loan originations were $54.2 million, indicating an increase of $2.4 million from the $51.8 million in loan originations in the year ended June 30, 2004. One- to four-family loan originations decreased $10.2 million. Commercial real estate and multi-family loan originations increased, indicating a rise in originations of $11.3 million, representing 4659.8 percent of the total increase in loan originations in the year ended June 30, 2005, compared to the year ended June 30, 2004. Consumer loans increased $1,249,000, representing 50.0 percent of the total increase.

Overall, loan originations exceeded principal payments, loans sales, loan repayments and other deductions in 2003 and also exceeded reductions in 2004 and in the year ended June 30, 2005. In fiscal 2003, loan originations exceeded reductions by $9.3 million, then exceeded

Lending Activities (cont.)

reductions by $2.0 million in 2004 and exceeded reductions by $3.1 million in the year ended June 30, 2005.

NONPERFORMING ASSETS

Equitable Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with increases in their nonperforming assets and have been forced to recognize higher charge-offs and the need to set aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Equitable Federal was faced with a higher nonperforming assets in 2003, which decreased in 2004 and further decreased in the year ended June 30, 2005.

Exhibit 15 provides a summary of Equitable Federal’s delinquent loans at June 30, 2003, 2004, and 2005, indicating an overall increase in delinquent loans from June 30, 2003, to June 30, 2005. The Bank had $129,000 in loans delinquent 30 to 59 days at June 30, 2005. Loans delinquent 60 to 89 days totaled $1,010,000 at June 30, 2005, with these two categories representing 0.93 percent of gross loans with most of them one- to four-family real estate loans. At June 30, 2003, delinquent loans of 30 to 59 days totaled $247,000 or 0.21 percent of gross loans and loans delinquent 60 to 89 days totaled $641,000 or 0.55 percent of gross loans for a combined share of 0.76 percent of gross loans, compared to a much higher $1,139,000 or 0.93 percent of gross loans at June 30, 2005.

Nonperforming Assets (cont.)

It is normal procedure for Equitable Federal’s board to review most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days and 45 days of delinquency.

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower’s ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Equitable Federal’s nonperforming assets at June 30, 2003, 2004, and 2005. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and repossessed assets. The Bank carried higher nonperforming assets in 2003, but lower amounts in 2004 and 2005. Equitable Federal’s nonperforming assets were $1,390,000 at June 30,2003, and a lesser $443,000 at June 30, 2004, which represented 0.94 percent of assets in 2003 and 0.30 percent in 2004. The Bank’s nonperforming assets included $995,000 in nonaccrual loans, no loans 90 days or more past due and $395,000 in real estate owned for a total of $1,390,000 in 2003 and $36,000 in real estate owned, no loans 90 days or more past due, and $407,000 in nonaccrual loans in 2004 for a total of $443,000. At June 30, 2005, nonperforming assets were a lower $194,000 or 0.13 percent of assets and included $190,000 in nonaccrual loans and $4,000 in real estate owned with no loans 90 days or more past due.

Nonperforming Assets (cont.)

Equitable Federal’s nonperforming assets were lower than its classified assets. The Bank’s classified assets were 1.05 percent of assets at June 30, 2003, 1.03 percent at June 30, 2004, and 1.174 percent at June 30, 2005 (reference Exhibit 17). The Bank’s classified assets consisted of $1,701,000 in substandard assets, with no assets classified as doubtful or loss at June 30, 2005. The Bank had $36,000 classified as loss and $1,460,000 classified as substandard in 2004 and $378,000 classified as loss, $1,151,000 classified as substandard and $21,000 classified as doubtful in 2003.

Exhibit 18 shows Equitable Federal’s allowance for loan losses at June 30, 2003, 2004, and 2005, indicating the activity and the resultant balances. Equitable Federal has witnessed a moderate decrease in its balance of allowance for loan losses from $1,073,000 at June 30, 2003, to $786,000 at June 30, 2005. The Bank had provisions for loan losses of $554,000 in fiscal 2003 and $118,000 in the year ended June 30, 2005. The Bank had a credit to its allowance for loan losses of $296,000 in fiscal year 2004, resulting in the decrease in allowance for loan losses.

The Bank had total charge-offs of $353,000 in fiscal 2003, and $314,000 in 2004 with total recoveries of $16,000 in 2003 and $283,000 in 2004. The Bank had lower charge-offs in the year ended June 30, 2005, of $81,000, and total recoveries of $3,000. The Bank’s ratio of allowance for loan losses to gross loans was 0.92 percent at June 30, 2003, and a lower 0.64 percent at June 30, 2005, due to the credit to provisions. Allowance for loan losses to nonperforming loans was 107.86 percent at June 30, 2003, and 412.85 percent at June 30, 2005.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal securities, equity securities, collateralized mortgage obligations, and mortgage-backed securities. Exhibit 19 provides a summary of Equitable Federal’s investment portfolio at June 30, 2003, 2004, and

Investments (cont.)

2005, excluding FHLB stock. The exhibit also includes the Bank’s mortgage-backed securities at June 30, 2003, 2004 and 2005. Investment securities totaled $14.0 million at June 30, 2005, compared to $22.3 million at June 30, 2003. In addition, the Bank had $989,600 in FHLB stock at June 30, 2005, and a lesser $1,821,000 at June 30, 2003.

The primary component of investment securities at June 30, 2005, was U.S. government and federal agency securities, representing 58.3 percent of total investments, excluding FHLB stock, compared to a much smaller 13.5 percent at June 30, 2003, when equity securities was the key component representing 65.9 percent of securities. The Bank also had cash and interest-bearing deposits totaling $2.2 million at June 30, 2005, and a lesser $1.9 million at June 30, 2003. The weighted average yield on investment securities was 3.51 percent for the year ended June 30, 2005, and a higher 3.92 percent for the year ended June 30, 2003.

DEPOSIT ACTIVITY

The mix of deposits by amount at June 30, 2003, 2004 and 2005, is provided in Exhibit 20. There has been a modest change in total deposits and in the deposit mix during this period. Total deposits have decreased from $96.8 million at June 30, 2003, to $100.6 million at June 30, 2005, representing a decrease of $7.0 million or 6.7 percent. Certificates of deposit have decreased from $83.2 million at June 30, 2003, to $75.2 million at June 30, 2005, representing a decrease of $8.0 million or 9.6 percent, while savings, NOW and MMDA accounts have increased $1.0 million from $20.6 million at June 30, 2003, to $21.6 million at June 30, 2005 or 4.9 percent.

The Bank’s share of certificates of deposit witnessed a decrease, declining from an above average 80.2 percent of deposits at June 30, 2003, to a modestly lower but still strong 77.7 percent of deposits at June 30, 2005. The major component of certificates at June 30, 2005, had rates between 3.01 percent and 4.00 percent and represented 57.5 percent of certificates. At June

Deposit Activity (cont.)

30, 2003, the major component of certificates was also the 3.01 percent to 4.00 percent category with a lesser 39.2 percent of certificates. The category witnessing the strongest growth in dollars from June 30, 2003, to June 30, 2005, was certificates with rates between 3.01 percent and 4.00 percent, which increased $10.6 million during this time period. The category witnessing the largest dollar decrease from June 30, 2003, to June 30, 2005, was certificates with rates between 4.01 percent and 5.00 percent, which declined $6.6 million.

Exhibit 21 also provides a breakdown of certificates by maturity as of June 30, 2005. A strong 66.1 percent of the Bank’s certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 17.6 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 3.01 percent to 4.00 percent, totaling $43.3 million, representing 57.5 percent of certificates.

Exhibit 22 shows the Bank’s deposit activity for the three years ended June 30, 2003, 2004 and 2005. Including interest credited, Equitable Federal experienced net decreases in deposits in the fiscal years ended 2004 and 2005. In fiscal year 2003, there was a net increase in deposits of $5.5 million, and then a net decrease of $5.8 million in 2004. In the year ended June 30, 2005, there was a net decrease in deposits of $1.2 million, resulting in a 1.2 percent decrease in deposits.

BORROWINGS

Equitable Federal has made regular use of FHLB advances in the years ended June 30, 2003, 2004 and 2005. The Bank had total FHLB advances of $28.5 million at June 30, 2003, with a weighted cost of 4.88 percent and a larger $33.0 million at June 30, 2005, with a weighted cost of 4.81 percent.

SUBSIDIARIES

Equitable Federal had no wholly-owned subsidiaries at June 30, 2005, or at June 30, 2003 and 2004.

OFFICE PROPERTIES

Equitable Federal had two regular offices at June 30, 2005, its home office located at 113-115 North Locust Street in Grand Island, and a branch in Grand Island at 619 Diers Avenue, North (reference Exhibit 24). Equitable Federal owns both of these offices. The Bank also owns another drive-up facility and an office used for its investment services. At June 30, 2005, the Bank’s net investment in its office premises totaled $3.7 million or 2.57 percent of assets and the Bank’s total investment in fixed assets, based on depreciated cost, was $3.9 million or 2.68 percent of assets.

MANAGEMENT

The president and chief executive officer of Equitable Federal is Richard L. Harbaugh, who is also a director. Mr. Harbaugh joined the Bank in 2000 to serve as president and chief executive officer. Prior to that, Mr. Harbaugh was president and chief executive officer of Overland National Bank in Grand Island and First National Bank & Trust in Kearny for a combined 22 years. Joanne Roush Holmes is executive vice president, chief administrative officer and secretary of the Bank. Ms. Holmes has served as executive vice president since 2004 and as chief administrative officer since 2001. Ms. Roush has served as secretary since 1990 and as a director since 1996. Kim E. Marco is executive vice president and chief financial officer. Mr. Marco has served as executive vice president since 2004 and as chief financial officer since 1995. Mr. Marco served as senior vice president from 1995 to 2004 and prior to that as treasurer and controller. David F. Dohmen is senior vice president and chief lending officer, positions he has held since 2001. Mr. Dohmen previously served as assistant vice president and lending

Management (cont.)

officer since 1988. Terry M. Pfeifer is senior vice president and chief investment officer, positions he has held since 2001. Mr. Pfeifer previously served as investment officer at Wells Fargo Bank and prior to that at Overland Bank.

II. DESCRIPTION OF PRIMARY MARKET AREA

Equitable Federal’s market area encompasses all of Hall County, Nebraska (“market area”) where the Bank’s two offices are located.

Exhibit 26 provides a summary of key demographic data and trends for Hall County, Nebraska and the United States. From 1990 to 2000, population increased in the market area and increased in Nebraska and the United States. The population increased by 9.4 percent in Hall County and increased by 8.4 percent in Nebraska and 13.2 percent in the United States. The estimated population in 2004 indicates an increase in population from 2000 to 2004 in all areas, with the market area’s population having increased 1.0 percent from 2000 to 2004, compared to a 3.2 percent increase in Nebraska and 5.0 percent in the United States. Future population projections indicate that population will continue to increase in the market area from 2004 through the year 2009. The market area’s population is projected to increase by 1.2 percent with the populations of Nebraska and the United States projected to increase by 4.1 percent and 6.3 percent, respectively.

The market area witnessed an increase in households (families) of 9.0 percent from 1990 to 2000. During that same time period, the number of households increased in Nebraska by 10.5 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2004 indicates a minimal increase in the market area of 1.7 percent. Nebraska indicated a modest increase of 4.4 percent, lower than the United States’ increase of 5.8 percent. From 2004 through the year 2009, the market area’s households are projected to continue to increase by 1.8 percent, while the number of households are expected to increase by 5.2 percent in Nebraska and by 7.0 percent in the United States.

In 1990, the per capita income in the market area was lower than the per capita income in Nebraska and the United States. The market area had a 1990 per capita income of $11,526, while Nebraska and the United States had 1990 per capita income of $12,452 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. The market area’s per capita income increased from 1990 to 2000 by 50.8 percent to $17,386. Per capita income

Description of Primary Market Area (cont.)

increased by 57.5 percent in Nebraska to $19,613 and by 50.4 percent to $21,684 in the United States. From 2000 to 2004, per capita income continued to increase by 19.2 percent to $20,730 in the market area, by 21.1 percent to $23,743 in Nebraska and by 19.3 percent to $25,866 in the United States.

The 1990 median household income of $25,546 in the market area was lower than the median household income in Nebraska at $26,016 and the United States at $28,525. From 1990 to 2000, median household income increased in all areas, with the market area indicating a 44.7 percent increase to $36,972, compared to a 50.9 percent increase to $39,250 in Nebraska and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2004, median household income in the market area was estimated to have increased 14.9 percent to $42,467. Nebraska’s median household income grew 15.8 percent to $45,453, and the United States’ increase was 16.4 percent to $48,125 from 2000 to 2004. From 2004 to 2009, median household income is projected to increase by 17.6 percent in the market area, by 19.9 percent in Nebraska and 17.8 percent in the United States. Based on those rates of increase, by 2009, median household income is expected to be $49,9485 in the market area, $54,516 in Nebraska, and $56,710 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Nebraska and the United States. In 1990, the market area had a rate of owner-occupancy of 63.6 percent, lower than Nebraska and the United States at 66.5 percent and 64.2 percent, respectively. As a result, the market area supported a higher rate of renter-occupied housing of 36.4 percent, compared to 33.5 percent for Nebraska and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 65.9 percent, 67.4 percent and 66.2 percent in the market area, Nebraska and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to levels of 34.1 percent, 32.6 and 33.8 percent in the market area, Nebraska and the United States, respectively.

Description of Primary Market Area (cont.)

The market area’s 1990 median housing value was $47,700, lower than Nebraska’s median housing value of $50,000 and the United States’ median housing value of $79,098. The 1990 average median rent of the market area was $319, which was below the median rent of Nebraska at $348 and the United States at $374. In 2000, median housing values had increased in the market area, Nebraska and the United States. The market area had a 2000 median housing value of $83,700 still lower than Nebraska at $88,000 and the United States at $119,600. The 2000 median rent levels were $456, $491 and $602 in the market area, Nebraska and the United States, respectively.

In 1990, the major source of employment for the market area by industry group, based on share of employment, was the services industry at 33.6 percent. The services industry was responsible for the majority of employment in Nebraska and the United States with 36.1 percent of jobs in Nebraska and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail industry was the second major employer in the market area at 27.6 percent while the wholesale/retail group was the second leading employer at 22.5 percent in Nebraska as well as in the United States with 27.5 percent of employment. The manufacturing trade was the third major overall employer in the market area at 17.4 percent. In Nebraska, the manufacturing industry was also the third major employer, responsible for 12.7 percent of employment. The manufacturing group was also the third major employer in the United States with 19.2 percent. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 21.4 percent of employment in the market area, 28.7 percent of employment in Nebraska and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest levels of employment, respectively, for the market area, Nebraska, and the United States. The services industry accounted for 38.8 percent, 43.8 percent and 46.7 percent in the market area, Nebraska and the United States, respectively. The wholesale/retail industry provided for 19.2 percent, 15.7 percent and 15.3 percent in the same

Description of Primary Market Area (cont.)

respective areas. The manufacturing trade group provided 18.1 percent, 12.2 percent and 14.1 percent of employment in the market area, Nebraska and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Swift and Company	Beef/beef by-products	2,590
Chief Industries	Grain bins, steel buildings, etc.	1,641
Saint Francis Medical Center	Health Care Services	1,300
Grand Island Public Schools	Education	1,050
New Holland North America	Forage harvesters, combines	700
Principal Financial Group	Group insurance carrier	600
City of Grand Island	Government	535
McCain Foods, USA	Process coated vegetables, etc.	400

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Hall County, Nebraska and the United States in 2001 through April 2005. Hall County and Nebraska have both had lower rates on unemployment as compared to the United States. In 2001, Hall County had an unemployment rate of 3.0 percent, compared to unemployment rates of 3.1 percent in Nebraska and 4.8 percent in the United States. The market area’s unemployment rate increased in 2002 to 3.6 percent, compared to 3.7 percent in Nebraska and 5.8 percent in the United States. In 2003, the market area again increased its rate of unemployment to 6.1 percent. Nebraska also increased to 4.0 percent, and the United States increased to 6.0 percent. In 2004, unemployment rates decreased for all three areas with rates of 3.7 percent, 3.8 percent and 5.5 percent for Hall County, Nebraska and the United States, respectively. Through April 2005, the market area had an increase in its unemployment rate to 4.0 percent as did Nebraska to an identical 4.0 percent, while the United States decreased to 4.9 percent.

Exhibit 30 provides deposit data for banks and thrifts in Hall County. Equitable Federal’s deposit base in the market area was $98.6 million or a 35.0 percent share of the $282.1 million total thrift deposits but only a 9.5 percent share of the total deposits, which were $1.0 billion

Description of Primary Market Area (cont.)

as of June 30, 2004. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderately strong deposit base, with Equitable Federal having strong market penetration for thrift deposits but a moderate market penetration for total deposits.

Exhibit 30 provides interest rate data for each quarter for the years 2001 through the first quarter of 2005. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2004 and continuing at a stronger pace in 2005.

SUMMARY

To summarize, the market area represents an area with growing population and household trends during the 1990s. Such a pattern is projected to continue at a much slower pace from 2000 through 2009. The market area displayed a lower per capita income and lower household income than Nebraska and the United States. In both 1990 and 2000, the median rent and median housing value of the market area was lower than that of both Nebraska and the United States. The market area has had lower unemployment rates when compared to the United States’. Finally, the market area is a very competitive financial institution market dominated by banks with a total market deposit base for banks and thrifts in the market area that is $1.0 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the “comparable group”. This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation’s pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Nebraska.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 222 publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 93 publicly-traded Midwest thrifts (“Midwest thrifts”) and the 2 publicly-traded thrifts in Nebraska (“Nebraska thrifts”), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between July 1, 2004, and August 23, 2005.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Equitable Savings as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution’s operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Equitable Savings’ basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
Rantoul First Bank	Illinois
Vermilion Bancorp, Inc.	Illinois
PFS Bancorp, Inc.	Indiana

There are no pending merger/acquisition transactions involving thrift institutions in Equitable Savings’ city, county or market area as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-

Mutual Holding Companies (cont.)

traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 56 publicly-traded mutual holding companies as well between those 56 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 56 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
AJS Bancorp Inc., MHC	Illinois
Cheviot Financial (MHC)	Ohio
Citizens Community Bancorp MHC	Wisconsin
Eureka Financial Corp, MHC	Pennsylvania
Greater Delaware Valley MHC	Pennsylvania
Jacksonville Bancorp, MHC	Ohio
Liberty Savings Bank, MHC	Missouri
Mid-Southern Savings Bank, MHC	Indiana
Minden Bancorp, Inc. MHC	Louisiana
Webster City Federal Bancorp, MHC	Iowa

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), or traded over the counter and listed on the OTC bulletin board. Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. It should be noted that a number of smaller to medium size publicly-traded thrift institutions and thrift institution holding companies, have elected to delist their stocks from the major exchanges. It is, in our opinion, prudent to include in the universe of comparable group candidates companies trading over the counter rather than to reduce the size of that universe. Of the 282 publicly-traded, FDIC-insured savings institutions, including the 56 mutual holding companies, 15 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange, 150 are traded on NASDAQ and 68 are traded over the counter. There were an additional 31 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to the trading date of August 23, 2005, used in this update, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2004.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution

Geographic Location (cont.)

stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Equitable Savings, including the mid-Atlantic, New England and southeastern states.

The geographic location parameter consists of Nebraska and its surrounding states of South Dakota, Iowa, Kansas, Colorado and Wyoming, as well as the states of Arkansas, Illinois, Indiana, Louisiana, Minnesota, Missouri, Ohio, Texas and Washington for a total of seventeen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $400 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Equitable Savings, with assets of approximately $145 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 60 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1.	Cash and investments to assets

2.	Mortgage-backed securities to assets

3.	One- to four-family loans to assets

4.	Total net loans to assets

5.	Total net loans and mortgage-backed securities to assets

6.	Borrowed funds to assets

7.	Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Equitable Savings with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Equitable Savings. The ratio of deposits to assets was not used as a parameter as

Introduction (cont.)

it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank’s ratio of cash and investments to asset, excluding mortgage-backed securities, was 8.7 percent at June 30, 2005, and reflects Equitable Savings’ share of investments considerably lower than the national and regional averages of 13.5 percent and 15.2 percent, respectively. The Bank’s investments have consisted primarily of U.S. government and federal agency securities, municipal securities, CMOs and equity securities. For its five most recent fiscal years ended June 30, 2004, Equitable Savings’ average ratio of cash and investments to assets was a similar 10.9 percent, ranging from a high of 17.5 percent in 2002 to a low of 6.0 percent in 2000, with a fairly flat trend during the last three fiscal years. It should be noted that, for the purposes of comparable group selection, Equitable Savings’ $2.0 million balance of Federal Home Loan Bank stock at June 30, 2005, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is has been defined as 25.0 percent or less of assets, with a midpoint of 12.5 percent, similar to the Bank’s current and average ratios.

Mortgage-Backed Securities to Assets

At June 30, 2005, Equitable Savings’ ratio of mortgage-backed securities to assets was 2.4 percent, much lower than to the national average of 11.4 percent and the regional average of 17.6 percent for publicly-traded thrifts. The Bank’s five most recent fiscal year average is a

Mortgage-Backed Securities to Assets (cont.)

similar 3.7 percent, also lower than industry averages, with a generally flat trend. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 15.0 percent or less of assets and a midpoint of 7.5 percent.

One- to Four-Family Loans to Assets

Equitable Savings’ lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 53.9 percent of the Bank’s assets at June 30, 2005, which is similar to the national average of 49.6 percent. The parameter for this characteristic requires any comparable group institution to have from 30.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

At June 30, 2005, Equitable Savings had a 83.7 percent ratio of total net loans to assets and a similar five fiscal year average of 80.4 percent, both being higher than the national average of 69.9 percent and the regional average of 73.0 percent for publicly-traded thrifts. The Bank’s ratio of total net loans to assets has remained generally constant from 83.2 percent in fiscal year 2000.

The parameter for the selection of the comparable group is from 60.0 percent to 90.0 percent with a midpoint of 75.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Equitable Savings.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Equitable Savings’ shares of mortgage-backed securities to assets and total net loans to assets were 2.4 percent and 83.7 percent, respectively, for a combined share of 86.1 percent. Recognizing the industry and regional ratios of 11.4 percent and 17.6 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 90.0 percent, with a midpoint of 80.0 percent.

Borrowed Funds to Assets

Equitable Savings had borrowed funds equal to 22.7 percent of assets at June 30, 2005, and had borrowed funds of 22.2 percent, 19.3 percent and 20.1 percent at June 30, 2004, 2003 and 2002, respectively. The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased overall from 1997 through 2003 and then subsided in early 2004. The rise was due to the greater competition for deposits and lower cost funds, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The parameter range of borrowed funds to assets is 35.0 percent or less with a midpoint of 17.5 percent.

Equity to Assets

Equitable Savings’ equity to assets ratio was 9.9 percent at June 30, 2005, 9.7 percent at June 30, 2004, 9.4 percent at June 30, 2003, and 9.8 percent at June 30, 2002, averaging 9.6 percent for the three fiscal years ended June 30, 2004. After conversion, based on the midpoint value of $27.0 million and a 43.1 percent minority public offering of $10.8 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to stabilize within the range of 12 percent to 13 percent of assets, with the Corporation within the range of 14 percent to 15 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 7.0 percent to 15.0 percent with a midpoint ratio of 11.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Equitable Savings’ earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2005. The primary performance indicator is the Bank’s core return on average assets (ROAA). The second performance indicator is the Bank’s core return on average equity (ROAE). To measure the Bank’s ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Equitable Savings is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank’s ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended June 30, 2005, Equitable Savings’ core ROAA was 0.01 percent based on adjusted core earnings after taxes of $18,000, as detailed in Item I of this Update. The Bank’s ROAA in its most recent two fiscal years of 2003 and 2004, based on net earnings, was 0.21 percent and 0.15 percent, respectively.

Considering the historical and current earnings performance of Equitable Savings, the range for the ROAA parameter based on core income has been defined as 0.20 percent to a high of 0.75 percent with a midpoint of 0.48 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank’s position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, Equitable Savings’ core ROAE for the twelve months ended June 30, 2005, was 0.13 percent based on core income. In its most recent two fiscal years, the Bank’s average ROAE, based on net earnings, was 1.92 percent, from a low of 1.60 percent in 2003 to a high of 2.25 percent in 2004.

The parameter range for ROAE for the comparable group, based on core income, is from 1.0 percent to 8.0 percent with a midpoint of 4.5 percent.

Net Interest Margin

Equitable Savings had a net interest margin of 2.76 percent for the twelve months ended June 30, 2005, representing net interest income as a percentage of average interest-earning assets. The Bank’s net interest margin in the two fiscal years of 2003 and 2004 were 2.73 percent and 2.79 percent, respectively, averaging 2.76 percent and indicating a nominal upward trend since June 30, 2004.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.75 percent with a midpoint of 3.00 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2005, Equitable Savings had a moderately higher than average 3.02 percent ratio of operating expense to average assets. In fiscal year 2004, the Bank’s expense ratio was 2.86 percent, representing an increase from 2.74 percent in fiscal 2003 and similar to 2.96 percent in fiscal 2002, averaging 2.79 percent for the five most recent fiscal years.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 3.75 percent with a midpoint of 2.88 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Equitable Savings has historically experienced a lower than average dependence on noninterest income as a source of additional income, although its noninterest income was typically higher in fiscal year 2003 related to a greater volume of loans originated and sold. The Bank’s ratio of noninterest income to average assets was 0.67 percent for the twelve months ended June 30, 2005. For its most recent three fiscal years,

Noninterest Income to Assets (cont.)

ended June 30, 2002 through 2004, Equitable Savings’ ratio of noninterest income to average assets was 0.53 percent, 0.57 percent and 0.41 percent, respectively.

The range for this parameter for the selection of the comparable group is 0.75 percent of average assets or less, with a midpoint of 0.38 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Equitable Savings. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

Equitable Savings’ ratio of nonperforming assets to assets was 0.13 percent at June 30, 2005, which was significantly lower than the national average of 0.66 percent for publicly-traded thrift and the lower average of 0.31 percent for Midwest thrifts. The Bank’s ratio of nonperforming assets to total assets was a higher 0.30 percent and 0.94 percent at June 30, 2004 and 2003, respectively.

The comparable group parameter for nonperforming assets is 1.00 percent or less of total assets.

Repossessed Assets to Assets

Equitable Savings had repossessed assets of $4,332 at June 30, 2005, representing a ratio to total assets of less than 0.01 percent, following ratios of repossessed assets to total assets of 0.02 percent and 0.27 percent at June 30, 2004, and June 30, 2003, respectively. National and regional averages were 0.12 percent and 0.18 percent, respectively, for publicly-traded thrift institutions at June 30, 2005.

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Equitable Savings had an allowance for loan losses of $786,000, representing a loan loss allowance to total assets ratio of 0.54 percent at June 30, 2005, which was lower than its 0.63 percent ratio at June 30, 2004, and its 0.92 percent ratio at June 30, 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.30 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $122.8 million to $277.4 million with an average asset size of $179.2 million and have an average of 4.1 offices per institution. One of the comparable group institutions was converted in 1993, one in 1995, five in 1996, two in 1997 and one in 1999. Seven of the comparable group institutions are traded on NASDAQ and the remaining three are traded over the counter. The comparable group institutions as a unit have

The Comparable Group (cont.)

a ratio of equity to assets of 10.7 percent, which is 25.8 percent higher than all publicly-traded thrift institutions in the United States and 31.3 percent higher than the average of the two publicly-traded thrift institutions in Nebraska; and for the most recent four quarters indicated a core return on average assets of 0.60 percent, lower than all publicly-traded thrifts at 1.02 percent and similar to the publicly-traded Nebraska thrifts at 0.63 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Equitable Savings to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Nebraska thrifts, as well as to the ten institutions constituting Equitable Savings’ comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 42 and 43, at June 30, 2005, Equitable Savings’ total equity of 9.88 percent of assets was modestly lower than the comparable group at 10.74 percent, all thrifts at 10.24 percent and Midwest thrifts at 10.29 percent and Nebraska thrifts at 8.18. The Bank had a 83.69 percent share of net loans in its asset mix, higher than the comparable group at 76.70 percent, all thrifts at 70.14 percent, Midwest thrifts at 73.04 percent and Nebraska thrifts at 82.36 percent. Equitable Savings’ share of net loans, higher than industry averages, is primarily the result of its lower 8.70 percent share of cash and investments and its lower 2.43 percent share of mortgage-backed securities. The comparable group had a modestly higher 13.72 percent share of cash and investments and a modesty higher 4.51 percent share of mortgage-backed securities. All thrifts had 11.44 percent of assets in mortgage-backed securities and 13.52 percent in cash and investments. Equitable Savings’ 66.58 percent share of deposits was modestly lower than the comparable group and higher than all thrifts, Midwest thrifts and Nebraska thrifts, reflecting the Bank’s ratio of borrowed funds to assets. The comparable group had deposits of 71.86 percent and borrowings of 16.30 percent. All thrifts averaged a 55.63 percent share of deposits and 34.17 percent of borrowed funds, while Midwest thrifts had a 63.47 percent share of deposits and a 25.86 percent share of borrowed funds. Nebraska thrifts averaged a 61.32 percent share of deposits and an 29.75 percent share of borrowed funds. Equitable Savings was absent intangible assets at June 30, 2005, compared to 0.25 percent for the comparable group, 0.79 percent for all thrifts, 0.52 percent for Midwest thrifts and 1.65 percent for the two Nebraska thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for Equitable Savings in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2005, Equitable Savings had a yield on average interest-earning assets modestly higher than the comparable group, all thrifts and Midwest thrifts and Nebraska thrifts. The Bank’s yield on interest-earning assets was 5.46 percent compared to the comparable group at 5.39 percent, all thrifts at 5.42 percent, Midwest thrifts at 5.42 percent and Nebraska thrifts at 5.41 percent.

The Bank’s cost of funds for the twelve months ended June 30, 2005, was higher than the comparable group, all thrifts, Midwest thrifts and Nebraska thrifts. Equitable Savings had an average cost of interest-bearing liabilities of 2.95 percent compared to 2.40 percent for the comparable group, 2.34 percent for all thrifts, 2.45 percent for Midwest thrifts and 2.74 percent for Nebraska thrifts. The Bank’s similar yield on interest-earning assets and moderately higher interest cost resulted in a net interest spread of 2.51 percent, which was lower than the comparable group at 2.99 percent, all thrifts at 3.08 percent, Midwest thrifts at 2.97 percent and Nebraska thrifts at 2.68 percent. Equitable Savings generated a net interest margin of 2.76 percent for the twelve months ended June 30, 2005, based on its ratio of net interest income to average interest-earning assets, which was substantially lower than the comparable group ratio of 3.25 percent. All thrifts averaged a higher 3.26 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.19 percent; and Nebraska thrifts averaged 2.98 percent.

Equitable Savings’ major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank benefitted from a gain of $329,000 on the sale of Intrieve during the twelve months ended June 30, 2005, equal to 0.23 percent of average assets. The comparable group indicated a gain on sale of a much lower 0.03 percent of average

Analysis of Financial Performance (cont.)

assets, with all thrifts at 0.33 percent, Midwest thrifts at 1.03 percent and Nebraska thrifts being at zero.

Including the nonrecurring gain indicated above, the Bank’s total noninterest income was $972,000 or 0.67 percent of average assets for the twelve months ended June 30, 2005. Such a ratio of noninterest income to average assets was higher than the comparable group at 0.45 percent, identical to Nebraska thrifts at 0.67 percent and lower than al thrfits at 1.24 percent and Midwest thrifts at 0.90 percent. For the twelve months ended June 30, 2005, Equitable Savings’ operating expense ratio was 3.02 percent of average assets, which higher than the comparable group at 2.46 percent, all thrifts at 2.13 percent, Midwest thrifts at 2.34 percent and Nebraska thrifts at 2.36 percent.

The overall impact of Equitable Savings’ income and expense ratios is reflected in the Bank’s net income and return on assets. For the twelve months ended June 30, 2005, the Bank had a net ROAA of 0.19 percent and a core ROAA of 0.01 percent. For its most recent four quarters, the comparable group had a higher net and core ROAA of 0.68 percent and 0.60 percent, respectively. All publicly-traded thrifts averaged a higher net ROAA of 1.04 percent and a similar 1.02 percent core ROAA, with Midwest thrifts a 0.71 percent net ROAA and a 0.75 percent core ROAA. The twelve month net ROAA for the two Nebraska thrifts was 0.20 percent, similar to Equitable Savings, but the core ROAA for the Nebraska thrifts was a higher 0.44 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Equitable Savings with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank’s identical net and core earnings for the twelve months ended June 30, 2005, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has historically focused on increasing its assets, loans and deposits, strengthening net income, controlling operating expenses, attaining and maintaining a low balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has closely monitored its net interest margin, which has been lower than

Earnings Performance (cont.)

average since 2000. During its past five fiscal years, Equitable Savings’ ratio of interest expense to average assets has increased moderately from 2.36 percent in 2000, which was similar to industry averages, to 2.79 percent at June 30, 2004, and decreased modestly to 2.67 percent for the twelve months ended June 30, 2005, compared to the identical current industry average of 2.67 percent for all publicly-traded thrifts. Following reorganization, the Bank will endeavor to moderate its operating expenses, increase it net interest margin, increase its noninterest income, strengthen its net income and its lower return on assets, maintain its lower balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank was an active originator and purchaser of both mortgage and non-mortgage loans in fiscal years 2003, 2004 and 2005. Total loan originations and net loan originations decreased moderately in fiscal year 2004 compared to 2003, typical of the industry, but originations during fiscal year 2005, were higher than in fiscal year 2004, indicating recent increases. Loan sales were nominal during fiscal years 2003 and 2004, and were zero during the fiscal year ended June 30, 2005. Equitable Savings’ volume of loan originations and purchases was $61.1 million in fiscal year 2003, $51.8 million in fiscal year 2004 and $54.2 million in fiscal year 2005. In all three twelve month periods, the predominant component of the Bank’s loan originations was one- to four-family residential mortgage loans, and its balance of those loans indicated modest to moderate increases at the end of each such period. From June 30, 2003, to June 30, 2005, all categories of loans, with the exception of nonresidential real estate loans, increased their balances, with construction loans indicating the greatest percentage increase, although their dollar increase was small compared to commercial business loans, residential mortgage loans and home equity loans. Individual increases were commercial business loans at 62.5 percent or $1.5 million, residential mortgage loans at 2.4 percent or $1.9 million, construction loans at 308.6 percent or $1.4 million, multi-family loans at 2.8 percent or $192,000 and consumer loans at 11.4 percent or $1.3 million. Decreasing were nonresidential real estate loans at 6.7 percent or $1.2 million. The Bank’s lending activities resulted in total loan growth of 4.4 percent or $5.1 million from June 30, 2003, to June 30, 2005, with loan growth of 2.6 percent or $3.1 million in fiscal year 2005.

Earnings Performance (cont.)

For the twelve months ended June 30, 2005, mortgage loans, commercial business loans and consumer loans, including home equity loans, represented 50.7 percent, 29.3 percent and 20.0 percent, respectively, of total loan originations. In comparison, during fiscal year 2004, mortgage loans, commercial business loans and consumer loans represented 72.6 percent, 8.9 percent and 18.5 percent, respectively, of total loan originations indicating a decrease in mortgage loan originations and an increase in the origination of commercial business loans during fiscal year 2005.

The impact of Equitable Savings’ primary lending efforts has been to generate a yield on average interest-earning assets of 5.46 percent for the fiscal year ended June 30, 2005, compared to a similar 5.39 percent for the comparable group, 5.42 percent for all thrifts and Midwest thrifts. The Bank’s ratio of interest income to average assets was 5.29 percent for the twelve months ended June 30, 2005, higher than the comparable group at 5.16 percent, all thrifts at 4.68 percent and Midwest thrifts at 5.04 percent, reflecting the Bank’s lower ratio of nonperforming assets and higher ratio of interest-earning assets.

Equitable Savings’ 2.95 percent cost of interest-bearing liabilities for the fiscal year ended June 30, 2005, was higher than the comparable group at 2.40 percent, all thrifts at 2.34, Midwest thrifts at 2.44 percent and Nebraska thrifts at 2.74 percent. The Bank’s resulting net interest spread of 2.51 percent for the fiscal year ended June 30, 2005, was lower than the comparable group at 2.99 percent, all thrifts at 3.08 percent and Midwest thrifts at 2.97 percent. The Bank’s net interest margin of 2.76 percent, based on average interest-earning assets for the fiscal year ended June 30, 2005, was lower than the comparable group at 3.25 percent, all thrifts at 3.26 percent, Midwest thrifts at 3.19 percent and Nebraska thrifts at 2.98 percent.

The Bank’s ratio of noninterest income to average assets was 0.67 percent for the year ended June 30, 2005, which was identical to the comparable group at 0.41 percent, but significantly lower than all thrifts at 1.24 percent and Midwest thrifts at 0.90 percent.

Earnings Performance (cont.)

The Bank’s operating expenses were significantly higher than the comparable group, all thrifts and Midwest thrifts. For the fiscal year ended June 30, 2005, Equitable Savings had an operating expenses to assets ratio of 3.02 percent compared to 2.46 percent for the comparable group, 2.13 percent for all thrifts and 2.34 percent for Midwest thrifts. Such higher operating expenses relate to the Bank’s smaller asset size and lower assets per employee. Equitable Savings had a much less favorable 90.3 percent efficiency ratio for the twelve months ended June 30, 2005, compared to the comparable group with an efficiency ratio of 74.6 percent. The efficiency ratio for all thrifts was a more favorable 65.5 percent for the twelve months ended June 30, 2005.

For the year ended June 30, 2005, Equitable Savings generated a higher ratio of noninterest income, a higher ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had an 0.08 percent provision for loan losses during the year ended June 30, 2005, compared to the comparable group at 0.14 percent of assets, all thrifts at 0.08 percent and Midwest thrifts at 0.15 percent. The Bank’s provision for loan losses during the year ended June 30, 2005, added nominally to the Bank’s ratio of allowance for loan losses to total loans, which was similar to the comparable group and lower than all thrifts. The Bank’s 405.2 percent ratio of reserves to nonperforming assets was higher than the comparable group at 173.8 percent and also higher than all thrifts at 202.4 percent.

As a result of its operations, the Bank’s net and core income were significantly lower than the comparable group for the twelve months ended June 30, 2005. Based on net earnings, the Bank had a return on average assets of 0.19 percent for the twelve months ended June 30, 2005, and a return on average assets of 0.21 percent and 0.15 in fiscal years 2004 and 2003, respectively. The Bank’s core return on average assets was a much lower 0.01 percent in fiscal year 2005, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a higher net ROAA of 0.68 percent and a higher core ROAA of 0.60 percent, while all thrifts indicated a higher net and core ROAA of 1.04 percent and 1.02 percent, respectively. Midwest

Earnings Performance (cont.)

thrifts indicated a net ROAA of 0.71 percent and a core ROAA of 0.75 percent for the twelve months ended June 30, 2005.

Following its reorganization, Equitable Savings’ earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its asset quality, its future needs for provisions for loan losses and the continuation of lower nonperforming assets as experienced during its most recent four quarters. The Bank’s noninterest income decreased moderately during fiscal year 2004 and increased during the twelve months ended June 30, 2005, although a significant portion of that noninterest income consisted of a nonrecurring gain on the sale of Intrieve stock. Overhead expenses indicated modest increases during fiscal years 2004 and 2005 compared to fiscal year 2003. The Bank’s net interest margin, lower than the comparable group, has been the result of its modestly higher yield on assets, offset by a more significantly higher cost of funds. The impact of this trend has been a generally flat net interest margin since June 30, 2003, although it is likely the Bank’s margin will strengthen in 2005 due to the presence of new capital.

In recognition of the foregoing earnings related factors, considering Equitable Savings’ current performance measures, a significant downward adjustment has been made to the Corporation’s pro forma market value for earnings performance.

MARKET AREA

Equitable Federal’s market area for both retail deposits and lending encompasses all of Hall County, Nebraska, where the Bank’s two offices are located.

As discussed in Section II, from 1990 to 2000, the population in the Bank’s market area increased at a rate of 9.4 percent, similar to Nebraska but lower than the United States at 9.4 percent and 13.2 percent, respectively. From 2000 to 2004, the population of Hall County

Market Area (cont.)

increased by 1.0 percent, lagging Nebraska at 3.2 percent and the United States at 5.0 percent. From 2004 to 2009 the market area population is projected to increase by 1.2 percent, compared to a higher 4.1 percent for Nebraska and 6.3 percent for the United States. Market area households indicated trends consistent with population.

The Bank’s market area had lower per capita income and median household income than both Nebraska and the United States in 1990, 2000 and 2004. In 1990, the median rent in Hall County was 8.3 percent lower than in Nebraska and 14.7 percent lower than in the United States and the differences remained generally constant in 2000. In 1990, the market area’s median housing value was 4.6 percent lower than in Nebraska and 39.7 percent lower than in the United States. In 2000, the market area’s median housing value remained lower than both Nebraska and the United States by respective percentages of 4.9 and 30.0. Through April, 2005, Hall County had an unemployment rate of 4.0 percent, identical to Nebraska and slightly lower than the United States at 4.9 percent.

Equitable Savings’ market area is a moderately competitive financial institution market dominated by banks with a total combined market deposit base for banks and thrifts of $1.04 billion in 29 branches. The Bank’s market share is 35.0 percent of thrift deposits, but only 9.5 percent of total deposits.

In the Bank’s primary market area of Hall County, the services sector represented the primary source of employment in 2000, followed distantly by the manufacturing and wholesale/retail sectors, which were similar. Compared to state ratios, Hall County’s services and wholesale/retail employment sectors were, respectively, lower and higher than state and national ratios, with the manufacturing sector indicating a higher ratio than state and national ratios.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank’s primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Equitable Savings is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank’s ratio of total equity to total assets was 9.88 percent at June 30, 2005, which was modestly lower than the comparable group at 10.74 percent, all thrifts at 10.24 percent and Midwest thrifts at 10.29 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation’s pro forma equity to assets ratio will increase to between 14 percent and 15 percent and the Bank’s pro forma equity to assets ratio will increase to between 12 percent and 13 percent.

The Bank’s mix of assets and liabilities indicates both similarities to and variations from its comparable group. Equitable Savings had a moderately higher 83.7 percent ratio of net loans to total assets at June 30, 2005, compared to the comparable group at 76.7 percent. All thrifts indicated a lower 70.1 percent, as did Midwest thrifts at 73.0 percent. The Bank’s 8.7 percent share of cash and investments was lower than the comparable group at 13.7 percent, while all thrifts were at 13.5 percent and Midwest thrifts were also at 13.5 percent. Equitable Savings’ 2.4 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 4.5 percent and much lower than all thrifts at 11.4 percent. The Bank’s 66.6 percent ratio of deposits to total assets was lower than the comparable group at 71.9 percent, higher than all thrifts at 55.6 percent and similar to Midwest thrifts at 63.5 percent. Equitable Savings’ 22.7 percent ratio of borrowed funds to total assets was higher than the comparable group at 16.3 percent, but lower than all thrifts at 34.2 percent and Midwest thrifts at 25.9 percent.

Equitable Savings was absent intangible and had a nominal $4,332 balance of repossessed real estate at June 30, 2005, compared to ratios of 0.25 percent and 0.07 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.79 percent and real estate owned of 0.12 percent.

The financial condition of Equitable Savings is strengthened by its small $194,000 balance of nonperforming assets or 0.13 percent of assets at June 30, 2005, compared to a higher

Financial Condition (cont.)

0.65 percent for the comparable group, 0.66 percent for all thrifts and 1.09 percent for Midwest thrifts. In recent years, the Bank’s ratio of nonperforming assets to total assets has been higher than industry averages, but decreased considerably in fiscal years 2004 and 2005, in both dollars and ratios. The Bank’s ratio of nonperforming assets to total assets was 0.30 percent at June 30, 2004, 0.94 percent at June 30, 2003, 0.91 percent at June 30, 2002, and 2.33 percent at June 30, 2001.

The Bank had a 17.3 percent share of high risk real estate loans, compared to a similar 17.4 percent for the comparable group and 23.0 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At June 30, 2005, Equitable Savings had $786,000 of allowances for loan losses, which represented 0.54 percent of assets and 0.64 percent of total loans. The comparable group indicated similar allowances equal to 0.52 percent of assets and 0.68 percent of total loans, while all thrifts had allowances that averaged a higher 0.62 percent of assets and a higher 0.90 percent of total loans. Also of importance is an institution’s ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Equitable Savings’ $786,000 of allowances for loan losses, represented a strong 405.2 percent of nonperforming assets at June 30, 2005, compared to the comparable group’s 173.8 percent, with all thrifts at a higher 202.4 percent and Midwest thrifts at a lower 126.8 percent. Equitable Savings’ ratio of net charge-offs to average total loans was 0.07 percent for the year ended June 30, 2005, compared to a similar 0.11 percent for the comparable group, 0.15 percent for all thrifts and 0.22 percent for Midwest thrifts. In fiscal year 2005, the Bank had a 149.4 percent ratio of provisions for loan losses to net charge-offs, reflecting its maintenance of a generally average ratio of reserves to loans, and a higher ratio of reserves to nonperforming assets. The comparable group had a ratio of provision for loan losses to net charge-offs of 163.6 percent, with all thrifts at 169.2 percent and Midwest thrifts at 182.0 percent.

Financial Condition (cont.)

Equitable Savings has a moderate level of interest rate risk. The change in the Bank’s NPV at March 31, 2005, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 14.0 percent decrease, representing a dollar decrease in equity value of $2,493,000. The Bank’s exposure increases to a 30.0 percent NPV decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $5,336,000. The Bank’s post shock NPV ratio at June 30, 2005, assuming a 200 basis point rise in interest rates was 10.4 percent and indicated a 164 basis point decrease from its 12.02 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank’s asset and liability mix, asset quality and interest rate risk, we believe that, on balance, no adjustment is warranted for Equitable Savings’ current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, Equitable Savings has been characterized by significantly lower rates of growth in assets, loans and deposits relative to its comparable group. The Bank’s average annual asset growth rate from 2000 to 2004, was 2.7 percent, compared to a higher 7.0 percent for the comparable group, a higher 11.9 percent for all thrifts, and a higher 8.4 percent for Midwest thrifts. The Bank’s lower asset growth rate is reflective primarily of its small increase in deposits during that five year period combined with a flat core earnings trend considerably lower than industry averages. Equitable Savings’ loan portfolio indicates an average annual increase of 3.9 percent from 2000 to 2004, compared to average growth rates of 10.0 percent for the comparable group, 12.0 percent for all thrifts and 8.1 percent for Midwest thrifts.

Equitable Savings’ deposits indicate an average annual increase of 0.6 percent from 2000 to 2004. Annual deposit growth was from a low of (1.9) percent in 2000 to a high of 6.7 percent

Asset, Loan and Deposit Growth (cont.)

in 2001, compared to average growth rates of 8.5 percent for the comparable group, 11.6 percent for all thrifts and 7.9 percent for Midwest thrifts. Consistent with its much lower rate of deposit growth, the Bank had a 19.7 percent ratio of borrowed funds to assets, compared to the comparable group at 15.8 percent; and its balance of borrowed funds and ratio of borrowed funds to assets have remained generally constant since 2002. The Bank’s modest deposit growth reflects and confirms its smaller loan growth and funding needs.

Considering the demographics and competition in its market area, the Bank’s ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share in a low growth market by competitively pricing its loan and savings products, maintaining a high quality of service to its customers and strengthening its loan origination and participation activity. Equitable Savings’ primary market area experienced only a modest increase in population and households between 1990 and 2004 and those trends are projected to continue through 2009. The Bank’s primary market area also indicates 2000 per capita income and median household income lower than Nebraska and the United States. In 2000, housing values in Hall County were 4.9 percent lower than Nebraska and 30.0 percent lower than the United States.

Notwithstanding the proceeds of the contemplated minority offering, the Bank’s primary focus of its operations in Hall County could somewhat inhibit the Bank’s potential for increased rates of asset, loan and deposit growth as it competes in a market area with modest growth in population and households, which are projected to remain lower than state and national growth in the future. Since June 30, 2002, Equitable Savings’ deposit market share in Hall County has shown no significant movement, indicating 10.01 percent, 10.22 percent and 9.48 percent at June 30, 2002, 2003 and 2004, respectively. From June 30, 2002, to June 30, 2004, the number of financial institution offices in Hall County increased by two, the deposit base in Hall County increased by a modest 2.6 percent or $60.6 million and the Bank’s deposits increased by 0.53 percent or $522,000.

Asset, Loan and Deposit Growth (cont.)

Based on the foregoing factors, we have concluded that a downward adjustment to the Corporation’s pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Each of the ten institutions in the comparable group paid cash dividends during the year ended June 30, 2005, for an average dividend yield of 2.63 percent and an average payout ratio of 49.21 percent. During that twelve month period, the average dividend yield was 1.28 percent and the average payout ratio was 13.41 for the two Nebraska thrifts; and the average dividend was 2.01 percent and the average payout ratio was 53.77 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2003 and 2004, investors’ interest in new issues was generally positive and subscription levels were somewhat volatile but overall favorable, with a few issues having received a less than strong reaction from the marketplace. To date in 2005, however, subscription levels have indicated some weakness and certain thrift offerings have been extended to the community and/or broker/dealer wholesale and retail syndication, having not generated sufficient depositor subscription response to attain the minimum threshold. Such subscription weakness has occurred primarily in initial mutual holding company offerings and second stage conversions of both large and smaller institutions. The selective and conservative reaction of IPO investors

Subscription Interest (cont.)

appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry.

Equitable Savings will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.9 million or 17.5 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 3.92 percent of the total shares issued in the current offering, including the shares issued to Equitable Savings Financial MHC. Additionally, the Prospectus restricts to 35,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person.

The Bank has secured the services of Sandler O’Neill & Partners, L.P. to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that a downward adjustment is warranted for the Bank’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Sandler O’Neill & Partners, L.P. The stock of the Corporation will not qualify for listing on any exchange or on the Nasdaq National

Liquidity of the Stock (cont.)

Market System. Based on the number of shares sold to non-affiliates, it is intended that the stock of the Corporation will be quoted on the OTC Bulletin Board.

The Bank’s total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $20.9 million for the stock outstanding compared to a midpoint public offering of $10.8 million for the Corporation, less offering expenses, the ESOP and the estimated 189,500 shares to be purchased by officers and directors. The Corporation’s public market capitalization will be approximately $9.0 million or half the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, seven trade on Nasdaq and three trade on the OTC Bulletin Board, with those ten institutions indicating an average daily trading volume of 521 shares during the last four quarters.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 56 mutual holding companies with the 221 stock companies. Our findings indicate that while the mutual holding companies average approximately 50 percent of the capitalization and shares outstanding of the fully converted stock companies, the average daily trading volume of stock companies was 77,475 shares during the past twelve months, while mutual holding companies indicated a much lower average daily volume of 12,974 shares, only 16.8 percent of the stock companies’ daily volume.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation’s pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Equitable Federal is Richard L. Harbaugh. Mr. Harbaugh joined the Bank in 2000 to serve as president and chief executive officer. Prior to that, Mr. Harbaugh was president and chief executive officer of Overland National Bank in Grand Island and First National Bank & Trust in Kearny for a combined 22 years. Joanne Roush Holmes is executive vice president, chief administrative officer and secretary of the Bank. Ms. Holmes has served as executive vice president since 2004 and as chief administrative officer since 2001. Ms. Roush has served as secretary since 1990 and as a director since 1996. Kim E. Marco is executive vice president and chief financial officer. Mr. Marco has served as executive vice president since 2004 and as chief financial officer since 1995. Mr. Marco served as senior vice president from 1995 to 2004 and prior to that as treasurer and controller.

During its five most recent fiscal years, Equitable Savings has been able to maintain a stable deposit based in its competitive but essentially stagnant market area, as well as modest yet generally consistent asset and loan growth. Although the Bank experienced higher nonperforming assets in fiscal years 2001, 2002 and 2003, by June 30, 2004, those issues were resolved and at June 30, 2005, the Bank’s asset quality was significantly more favorable than comparable group, national and regional averages. The Bank’s earnings and return on assets have been below comparable group and industry averages, and its net interest margin has been lower than such averages, but management is confident that the Bank is well positioned for reasonable growth and enhanced profitability following its public offering.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution’s ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings. In our opinion, various characteristics of the Corporation’s reorganization transaction, the Bank’s market area and recent market trends cause us to conclude that a small new issue discount is warranted in the case of this particular offering. Consequently, at this time we have made a small downward adjustment to the Corporation’s pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to core earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the “midpoint value”. Inasmuch as the ownership of Equitable Savings will be in the mutual holding company form, the public offering of the Corporation will be based on the sale

Introduction (cont.)

of shares to the public aggregating 43.1 percent of the fully converted pro forma market value of the Corporation at each of the valuation ranges defined in this Update, with the Corporation donating 1.9 percent of its stock and cash of $100,000 to the charitable foundation.

It should be noted that the fewer number of shares offered to the public and the lower proceeds resulting from that offering will result in actual pricing ratios considerably higher than those determined in the fully converted valuation of the Corporation where higher proceeds are assumed; and it should be noted that such higher pricing ratios, presented in detail in the offering prospectus, are pertinent to the prospective minority shareholders and their evaluation of the offering.

In applying each of the valuation methods, consideration was given to the adjustments to the Bank’s pro forma market value discussed in Section V. Downward adjustments were made for the Bank’s earnings performance, market area, asset, loan and deposit growth, subscription interest, liquidity of the stock and the marketing of the issue. No adjustments were made for financial condition, dividend payments and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition, and does not give as much consideration to the institution’s long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution’s financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution’s performance or general economic conditions are experiencing volatile or uncustomary trends related to

Price to Book Value Method (cont.)

internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. As discussed previously, however, in the case of an initial mutual holding company minority offering where a majority of the shares will not be held by the public, the application of the prescribed formulary computation to the sale of all the shares based on the full valuation of the institution necessarily returns a higher book value per share and a lower price to book value ratio than is reflective of the actual number of shares to be owned by the public and the proceeds generated by such a smaller offering. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 109.90 percent and 113.01 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 92.36 percent (AMB Financial Corp.) to a high of 129.11 percent (Midland Capital Holdings Corp.). The comparable group had modestly higher average and median price to tangible book value ratios of 112.45 percent and 114.81 percent, respectively, with an identical range of 92.36 percent to 129.11 percent. Excluding the low and the high in the group, the comparable group’s price to book value range narrowed modestly from a low of 99.73 percent to a high of 17.470 percent; and the comparable group’s price to tangible book value range also narrowed from a low of 101.79 percent to a high of 125.65.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 68.07 percent and a price to tangible book value ratio of 68.95 percent at the midpoint. The price to book value ratio increases from 63.73 percent at the minimum to 74.71 percent at the super maximum, while

Price to Book Value Method (cont.)

the price to tangible book value ratio increases from 64.65 percent at the minimum to 75.52 percent at the super maximum.

The Corporation’s pro forma price to book value and price to tangible book value ratios of 68.07 percent and 68.95 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank’s equity ratio and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation’s ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 14.98 percent compared to 10.74 percent for the comparable group. Based on the price to book value ratio and the Bank’s total equity of $14,363,000 at June 30, 2005, the indicated fully converted pro forma market value of the Corporation using this approach is $25,132,055 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Equitable Savings’ after tax net earnings for the year ended June 30, 2005, were $283,000, and the Bank’s after tax core earnings for that period were an identical $18,000 as indicated in Exhibit 7, which is the earnings based used in the price to earnings method.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 20.51, while the median was 19.24. The average price to net earnings multiple was a lower 17.68 and the median multiple was 17.35. The comparable group’s price to core earnings multiple was slightly lower than the 21.57 average multiple for all publicly-traded, FDIC-insured thrifts but higher than their median of 17.13. The range in the price to core earnings multiple for the comparable

Price to Earnings Method (cont.)

group was from a low of 16.57 (Midland Capital Holdings Corp.) to a high of 28.36 (Park Bancorp, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 16.73 to a high of 24.84 times earnings for eight of the ten institutions in the group, indicating a very modest narrowing at both the upper and lower ends of the range.

Consideration was given to the adjustments to the Corporation’s pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 51.84 at the midpoint. Based on Equitable Savings’ core earnings of $18,000 for twelve months ended June 30, 2005, (reference Exhibit 50), the pro forma market value of the Corporation using the price to earnings method is $24,875,650 at the midpoint, including the shares to be donated to the foundation.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution’s equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Further, once again as previously noted, the prescribed formulary computation of fully converted pro forma value does not recognize the lower pro forma asset base resulting from small offering proceeds.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 11.82 percent and the median was 12.14 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.86 percent (AMB Financial Corp.) to a high of 15.00

Price to Assets Method (cont.)

percent (Peoples-Sidney Financial Corp.). The range narrows very modestly with the elimination of the two extremes in the group to a low of 8.68 percent and a high of 14.67 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 14.93 percent at the midpoint, which ranges from a low of 12.91 percent at the minimum to 18.82 percent at the super maximum. Based on the Bank’s June 30, 2005, asset base of $145,372,000, the indicated pro forma market value of the Corporation using the price to assets method is $25,041,795 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the fully converted price to book value ratio of 68.07 percent for the Corporation represents a discount of 38.06 percent relative to the comparable group and decreases to 32.02 percent at the super maximum. As presented Exhibits 50 through 53 of this Update and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the public offering of only 43.1 percent of the pro forma fully converted shares at the offering price of $10.00 per share, the Corporation’s pro forma book value and pro forma book value per share will be lower and its corresponding price to book value ratio will be 99.01 percent, 109.41 percent, 118.34 percent and 127.88 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively. Those ratios represent a discount at the minimum midpoint and premiums at the maximum and adjusted maximum of the offering range relative to the average of the comparable group of (9.91) percent, (0.44) percent, 7.68 percent and 16.36 percent, respectively.

Valuation Conclusion (cont.)

The price to core earnings multiple of 51.84 at the midpoint represents a premium of 152.77 percent relative to the comparable group, increasing to a premium of 152.93 percent at the super maximum. The price to assets ratio of 14.93 percent at the midpoint represents a premium of 26.33 percent, increasing to a premium of 59.21 percent at the super maximum.

It is our opinion that as of August 23, 2005, the fully converted pro forma market value of the Corporation, was $25,000,000 at the midpoint, and the valuation range was from a minimum of $21,250,000 to a maximum of $28,750,000 with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, was $33,062,500.

Based on the above valuation range, the public offering of 43.1 percent of the Corporation’s stock represents $9,159,000, $10,775,000, $12,391,250 and $14,249,940 and 915,875 shares, 1,077,500 shares, 1,239,125 shares and 1,424,994 shares at $10.00 per share at the minimum, midpoint, maximum and maximum, as adjusted, of the range, respectively.

The fully converted pro forma appraised value of Equitable Financial as of August 23, 2005, was $25,000.000 at the midpoint.

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